

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

February 19, 2010

Mr. Ray E. Schmitz
  Chief Financial Officer
DYNAMEX, INC.
5429 LBJ Freeway, Suite 1000
Dallas, Texas 75240

> **Re: Dynamex, Inc.**
> **Form 10-K for the year ended July 31, 2009**
> **Filed October 14, 2009**
> **File No. 0-21057**
>
> **and**
>
> **Definitive Proxy on Schedule 14A**
> **Filed November 24, 2009**

Dear Mr. Schmitz:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K (Fiscal Year Ended July 31, 2009)

Selected Financial Data, page 17

1.   We note your presentation of "EBITDA" in this table. "EBITDA" is a non-GAAP financial measure and is subject to the disclosure requirements set forth in Regulation G and in Item 10 of Regulation S-K. As discussed in Section I of Release 34-47226, "EBITDA" is defined as earnings before interest, taxes, depreciation and amortization. We note that you have altered your presentation of "EBITDA" in fiscal 2009 to also include other selected adjustments. The resulting figure is not "EBITDA" and should not be labeled as such. Instead you appear to be presenting an "Adjusted EBITDA."

2.   For purposes of GAAP, we generally regard both cash and share-based payment arrangements to represent compensation expense. Accordingly, we request that the related expenses of both forms of consideration be presented in the same line item of the income statement. We note that your altered "EBITDA" presentation contains an adjustment to eliminate non-cash stock option expense, a recurring item. Item 10(e) of Regulation S-K requires that you provide support for adjustments of this nature. If management believes that the non-GAAP financial measure provides useful information to investors, justification for the use of the measure should be substantive and specific. The discussion in Footnote 3 is not sufficient to support the non-GAAP measure you are currently presenting. Support for the elimination of the restructuring cost is required as well.

3.   As a related matter, we note that you have eliminated the restructuring cost from your altered "EBITDA" presentation in fiscal 2009. However, a significant increase in other income was recorded in fiscal 2007 as the result of the resolution of inter-company, cross-border transfer pricing issues for fiscal 2001 through 2005. No portion of this apparently unusual or infrequent increase in income has been eliminated for purposes of your altered "EBITDA" measure. It is not apparent from your disclosures why this treatment is appropriate in the circumstances and/or why it complies with the general disclosure requirement under Regulation G.

4.   If you continue to believe that your current presentation of "Adjusted EBITDA" is useful information to investors, please provide specific substantive support for each of the above indicated eliminations. Address your treatment of the income increase in fiscal 2007 as well. We may have further comments upon review of your response. Alternatively, please continue to present unadjusted "EBITDA" as you have in the past.

Form 10-Q (Quarter Ended October 31, 2009)

Management's Discussion and Analysis

Three Months Ended October 31, 2009 Compared to…October 31, 2008, page 12

5.   Refer to the paragraph discussion of interest expense where you disclose that such
     amount was higher during the three months ended October 31, 2009 as compared
     to the prior period due to an increase in the size of the revolving credit facility.
     As you had no outstanding borrowings at October 31, 2009 nor at July 31, 2009,
     please disclose whether you utilized the revolving loan feature of your credit
     facility during the respective periods. If so, please discuss here and disclose in the
     statements of cash flows (i.e., financing activities section) the amount of
     borrowings and repayments during the period. Also disclose the variable or fixed
     interest rate on any borrowings. Please comply in future filings.

Schedule 14A

Compensation Discussion and Analysis, page 11

Elements of Compensation, page 11

6.   Please identify the companies comprising your peer group and tell us the degree
     to which the compensation committees consider those companies comparable to
     you. Further, please confirm that you will disclose this information in future
     filings, as appropriate.

7.   We note your disclosure on page 12 that although executive officer salaries are
     not based solely on benchmarking, you "consider base salaries of executives
     having similar qualifications and holding comparable positions in companies
     similarly situated to ours." In your response, please identify the benchmark(s)
     and confirm that you will disclose this information in future filings, as
     appropriate, or tell us why this disclosure is not warranted.

8.   We note your disclosure in footnote (3) to the Summary Compensation Table and
     on page 21. Please identify and discuss the role of your third-party compensation
     consultant in determining or recommending the amount or form of executive
     compensation, and confirm that you will disclose this information in future
     filings, as appropriate.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or Margery Reich, Senior Staff Accountant, at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters, and J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217, regarding comments on legal matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief